

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2011

VIA U.S. MAIL

H. Van Sinclair
c/o RLJ Acquisition, Inc.
3 Bethesda Metro Center, Suite 1100
Bethesda, Maryland 20814

> **Re:** **RLJ Acquisition, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 7, 2011**
> **File No. 333-170947**

Dear Mr. Sinclair:

We have reviewed your amended registration statement and related response letter dated January 7, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   We remind you of comments 3, 5 and 26 in our letter dated December 30, 2010.

Cautionary Note Regarding Forward-Looking Statements, page 42

2.   We note your response to comment 17 in our letter dated December 30, 2010 and reissue the comment. Please remove your disclosure indicating that the "statements contained in th[e] prospectus which are not statements of historical fact constitute forward-looking statements."   You may, however, state to the effect that statements that reflect your current views with respect to future events and financial performance, and any other statements of a future or forward-looking nature are forward-looking statements for the purposes of the federal securities laws. In addition, the Private Securities Litigation Reform Act of 1995 does not apply to statements that are made in connection with an initial public offering. See Section 27A of the Securities Act. Please revise your disclosure accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

Related Party Transactions, page 53

3.   We note your response to comment 11 in our letter dated December 30, 2010. We further note your disclosure at page F-10 that "[b]ased on the observable market prices, the Company believes that the purchase price of $0.75 per warrant for such warrants will exceed the fair value of such warrants on the date of the purchase…[and that] [t]he valuation is based on comparable initial public offerings by blank check companies in 2010." Please add the disclosure cited at page F-10 to this section.

Exhibits and Financial Statement Schedules, page II-3

4.   We note that, as applicable, please file execution and/or complete versions of your exhibits. For example, and without limitation, please file an executed version of your amended and restated articles of incorporation and legality opinion and a form of letter agreement with all material terms completed.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

H. Van Sinclair
c/o RLJ Acquisition, Inc.
January 26, 2011
Page 3

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Donald D. Delaney at (202) 551-3863 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Alan I. Annex, Esq.
       Jason Simon, Esq.
       Greenberg Traurig, LLP
       (212) 801-6400 (fax)